Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

July 11, 2024

VIA EDGAR TRANSMISSION

Karen Rossotto

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust II (the “Trust”) Post-Effective Amendment No. 228 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 811-23793; 333-264478

Dear Ms. Rossotto:

This correspondence responds to a comment the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on July 2, 2024, with respect to the Registration Statement and the Trust’s proposed new series, the YieldMaxTM Ether Option Income Strategy ETF (the “Fund”). For your convenience, the comment has been reproduced with a response following the comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement. In addition, at the Staff’s direction, a new post-effective amendment to the Trust’s registration statement (the “New Amendment”), which supersedes the Amendment, is hereby filed with respect to the Fund pursuant to Rule 485(a)(1), which will allow the New Amendment to become effective upon 60 days of the filing of the New Amendment. The New Amendment incorporates the changes referenced in the Trust’s response to the Staff’s comment.

1.	The Staff notes that the Fund’s principal investment strategies as presented in the prospectus contemplate entering into options transactions with respect to exchange-traded products (“ETPs”) that invest directly in the ether cryptocurrency. The Staff notes that no such ETPs currently exist, and requests that the Fund respond supplementally to confirm the appropriateness of these disclosures.

Response: The Trust responds supplementally by confirming that all references to ETPs investing directly in the ether cryptocurrency will be removed from the registration statement prior to its effective date. Rather, the registration statement will make clear that the Fund’s strategy will be limited to ETFs that gain their ether exposure indirectly through derivatives, such as futures contracts. Accordingly, the following revisions will be made and a marked version of the Fund’ s prospectus has been provided to the Staff under separate cover:

●	modify all references to “exchange traded products” or “ETPs” to references to ETFs.
●	remove all references to ETPs obtaining ether exposure through spot ether, and instead make clear the underlying ETFs invest indirectly in ether via derivatives, such as futures contracts.

If you have any questions or require further information, please contact Michael Pellegrino at (262) 318-8442 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael Pellegrino

Michael Pellegrino

General Counsel

Tidal Investments LLC